Mail Stop 3010

November 19, 2009

VIA U.S. MAIL

Mr. Daniel Imperato
Interim Non-Executive Chairman Emeritus
Imperiali Inc.
222 Lakeview Avenue, Suite 160
West Palm Beach, FL 33401

> **Re:** **Imperiali Inc.**
> **Form 10-K for the fiscal year ended August 31, 2008**
> **Filed December 16, 2008**
> **File No. 000-52406**

Dear Mr. Imperato:

We have reviewed your response letter dated October 13, 2009, and have the following additional comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended May 31, 2009

Item 4 – Controls and Procedures, page 16

1. We have reviewed your response to our prior comment 2 and note that you have stated that you will amend your quarterly filings dated February 28, 2009 and May 31, 2009, respectively, to address our comment. Please file these amendments as indicated.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief